                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

FORM 425

FILED BY CREATIVE BIOMOLECULES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

COMMISSION FILE NO.:  0-19910

Date of Report:  March 1, 2000

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K for the year ended 1998.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

March 1, 2000 Press Release - Creative BioMolecules Reports 1999 Year-End
Results

CONTACT:   Karla MacDonald

                                               Manager, Corporate Communications
                                               Creative BioMolecules, Inc.
                                               (617) 912-2953

                                               Steven L. Basta
                                               V.P., Finance and Business
Development
                                               Creative BioMolecules, Inc.
                                               (617) 912-2950

FOR IMMEDIATE RELEASE

               CREATIVE BIOMOLECULES REPORTS 1999 YEAR-END RESULTS

    On February 15, 2000, Creative BioMolecules, Inc. announced a merger with
            Ontogeny, Inc. and Reprogenesis, Inc. to Form Curis, Inc.

HOPKINTON, MA, MARCH 1, 2000--Creative BioMolecules, Inc. (Nasdaq: CBMI) today announced financial results for the year ended December 31, 1999. The Company reported revenues of $5,138,000 and expenses of $17,248,000 for the full year, resulting in a net loss of $12,110,000, or $0.40 per share to common shareholders. The comparable figures for the year ended December 31, 1998 were revenues of $12,625,000 and expenses of $34,020,000 resulting in a net loss of $21,395,000, or $0.66 per share. For the fourth quarter 1999, the net loss per share was $0.10 as compared with $0.15 per share for the fourth quarter 1998. Creative BioMolecules ended 1999 with approximately $21.4 million in cash and marketable securities.

On February 15, 2000, Creative BioMolecules announced that it will merge with Ontogeny, Inc. and Reprogenesis, Inc. to form a new public company named Curis, Inc. The combination of these companies will create a leader in the emerging field of regenerative medicine. Under the terms of the merger, which is subject to shareholder and regulatory approval, Creative BioMolecules' shareholders will receive three Curis shares for every ten shares of Creative BioMolecules. Following completion of the transaction, Creative BioMolecules' shareholders will hold approximately 43%, Ontogeny's shareholders will hold approximately 38% and Reprogenesis' shareholders will hold approximately 19% of Curis. The merger is expected to close in June 2000.

Curis, Inc. will be a leader in the emerging field of regenerative medicine. Formed by the merger of three Boston area biotechnology companies, Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc., Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to enable the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and late-stage preclinical products; and
4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function

                                     (more)

                                                                          PAGE 2
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are treated. Curis will be a publicly held company located in Cambridge,
Massachusetts. For more information, please visit the Curis web site at http://www.curisinc.com.

DISCUSSION OF CREATIVE BIOMOLECULES, INC.'S YEAR-END RESULTS

Revenues generated during the fourth quarter of 1999 resulted primarily from research funding in support of the development of a therapy to treat renal failure and from interest income. The Company's research and development expenses during this period included costs associated with the development of therapies to treat renal failure, stroke and other indications. The decrease in revenues and expenses during 1999 as compared with 1998 result primarily from the November 1998 sale of certain of the Company's OP-1 manufacturing rights and assets to Stryker Corporation for increased royalties on commercial product sales. During 1998, Creative BioMolecules operated a commercial-scale manufacturing facility and received revenue from Stryker for supply of OP-1. Costs associated with the manufacturing facility were recorded as research and development expenses.

Creative BioMolecules, Inc. is a biopharmaceutical company focused on the development of therapies for human tissue regeneration. The Company's core technologies are based on our understanding of the role that morphogenic proteins play in human biology. These proteins are involved in the initiation and regulation of the cellular events responsible for the formation of human tissues and organs. The first product resulting from Creative BioMolecules' technology, the OP-1 Implant(TM) for orthopaedic reconstruction, is licensed to Stryker Corporation and has been submitted for marketing approval in the United States, Europe and Australia. For more information on Creative BioMolecules, please visit our web site at http://www.creativebio.com.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K for the year ended 1998.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

                                     (more)

                                                                          PAGE 3
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CREATIVE BIOMOLECULES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Three Months Ended            Twelve Months Ended
                                                 ------------------            -------------------
                                             12/31/99        12/31/98        12/31/99       12/31/98
                                             --------        --------        --------       --------

REVENUE:
Research and development contracts        $    753,700    $  3,418,118    $  3,159,460    $ 10,419,071
License fees and royalties                      38,800          10,000          52,400          10,000
Interest                                       322,113         658,710       1,924,313       2,183,472
Other                                                0          12,391           1,777          12,391
                                          ------------    ------------    ------------    ------------
  Total revenues                             1,114,613       4,099,219       5,137,950      12,624,934
                                          ------------    ------------    ------------    ------------

COSTS AND EXPENSES:
Research and development                     2,403,277       5,921,284      10,434,560      24,856,147
General and administrative                   1,887,143       1,439,582       6,396,094       7,474,372
1999 Reorganization and 1998 sale of
manufacturing operations                       255,701       1,362,249         255,701       1,362,249
Interest                                        46,605          67,911         161,385         327,304
                                          ------------    ------------    ------------    ------------
  Total costs and expenses                   4,592,726       8,791,026      17,247,740      34,020,072
                                          ------------    ------------    ------------    ------------

NET LOSS                                    (3,478,113)     (4,691,807)    (12,109,790)    (21,395,138)

ACCRETION AND REPURCHASE COSTS
ON SERIES 1998/A PREFERRED STOCK                     0        (412,331)     (2,395,559)       (986,587)
                                          ------------    ------------    ------------    ------------

NET LOSS APPLICABLE TO COMMON
STOCKHOLDERS                              ($ 3,478,113)   ($ 5,104,138)   ($14,505,349)   ($22,381,725)
                                          ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE   ($      0.10)   ($      0.15)   ($      0.40)   ($      0.66)
                                          ============    ============    ============    ============

SHARES FOR BASIC AND DILUTED                36,226,839      34,111,389      36,665,115      33,672,105
                                          ============    ============    ============    ============


                               BALANCE SHEET DATA

                                                           12/31/99
                                                           --------

Cash, Cash Equivalents and Marketable Securities          $21,370,585

Total Assets                                              $28,892,291

Total Stockholders' Equity                                $23,421,586



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